Exhibit 99.1

NOVA Chemicals Corporation Canadian Operating Center 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5C6 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

NOVA Chemicals Secures $150 Million In New Financing

Calgary, Alberta (February 22, 2009) --- NOVA Chemicals today announced that the Company has secured $150 million in new financing.  The $150 million exceeds the February 28, 2009, new financing condition agreed to by the Company as part of the earlier announced financial covenant relief.  The new financing is a revolving credit facility with Export Development Canada (EDC), and a syndicate of three Canadian banks.

“This is a very big step toward ensuring NOVA Chemicals’ financial position remains solid through this challenging period.  We are particularly pleased to add EDC as a new lender to our financing mix,” said Larry MacDonald, Chief Financial Officer.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson — Vice President, Public Affairs

Tel: 412.490.4166

E-mail:  wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chuck Magro — Vice President, Investor Relations

Tel: 412.490.5047

E-mail: magroc@novachem.com

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward Looking Information

This news release contains forward-looking information, including NOVA Chemicals’ belief that its new financing is a very big step toward ensuring NOVA Chemicals’ financial position remains solid through this challenging period.  By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties.  There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections.  Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information include:  a deterioration in NOVA Chemicals’ cash balances or liquidity; NOVA Chemicals’ lenders willingness to extend maturing credit facilities or provide any consents or waivers; NOVA Chemicals ability to access capital markets, which could impact its ability to react to changing economic and business conditions; the ongoing world financial crisis and economic downturn that will continue to have a negative impact on NOVA Chemicals’ business, results of operations and financial condition; and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals.  NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.